

February 8, 2012

Via E-mail
Mark O. Eisele
Chief Financial Officer
Applied Industrial Technologies, Inc.
1 Applied Plaza
Cleveland, Ohio 44115

> **Re:** **Applied Industrial Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed August 17, 2011**
> **File No. 1-2299**

Dear Mr. Eisele:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

1. In future filings, please expand upon your disclosure for the economic indices that you use to assess industrial economic activity (i.e., Manufacturing Capacity Utilization (MCU) and Purchasing Managers Index (PMI)) to include the more detailed level of analysis provided by Ben Mondics, President and COO, during your earnings conference call with analysts for the first quarter of fiscal year 2012. Please also provide a discussion and analysis for the top 30 industries you serve.

2. In future filings, please quantify each of the factors you have identified as the material causes for the increase or decrease in the line items comprising income from continuing operations. Specifically, you attribute the improvement in gross profit for fiscal 2011 to (a) higher point-of-sale supplier purchasing incentives, (b) the positive impact on annual LIFO expense from the resumption of a more normal level of supplier purchasing incentives based on volume, (c) lower scrap expense, and (d) businesses acquired without quantification. Please refer to Item

303(A)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please also refer to our prior comment letter dated February 26, 2008 (comment 2) and your response letter dated March 10, 2008.

3. In future filings, please provide investors with a more comprehensive analysis of gross profit margin at the consolidated level and operating income margins at the consolidated level and reportable segment level for each period presented. The discussion and analysis should provide investors with sufficient information to understand what the material factors impacting the historical results are and why those material factors are impacting historical results as seen through the eyes of management along with an understanding of the trends and uncertainties that may impact future gross profit and operating income, both positively and negatively. Please refer to Item 303(a) of Regulation S-K and Section 501.12.b.2. of the Financial Reporting Codification for guidance.

4. We note that accounts receivable comprises 47% of total current assets as of June 30, 2011, as such please provide investors with a discussion and analysis of the composition of accounts and notes receivable for each period presented (i.e., the portion that is no longer considered current) to provide investors with a better understand about the collectibility. Please also disclose the measure used by management to monitor accounts receivable, such as days sales outstanding, along with a discussion and analysis of this measure. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

5. In future filings, please provide investors with a discussion and analysis of the realizability of inventories, since it is 33% of total current assets as of June 30, 2011. As part of your analysis, please provide the measure management uses to monitor inventories, such as a turnover ratio. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Quarterly Operating Results, page 37

6. In future filings, please ensure that you provide investors with disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note from your press release attached as an exhibit to the Form 8-K filed on August 9, 2011, that you recognized $4.8 million of expense for the development of your new ERP system, an expense which did not occur in fiscal 2010. Please refer to Item 302(a)(3) of Regulation S-K for guidance.

10 Year Summary, page 38

7. In future filings, please revise the title for this section to correspond to the actual number of years presented. For the fiscal year 2011 Form 10-K, only five years have been presented.

8. In future filings, please provide all of the disclosures required by Item 10(e) of Regulation S-K when presenting EBITDA, a non-GAAP measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief